UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August 2025

Commission File Number: 001-38836

BIOCERES CROP SOLUTIONS CORP.

(Translation of registrant’s name into English)

Ocampo 210 bis, Predio CCT, Rosario

Province of Santa Fe, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Departure of Chief Financial Officer

Bioceres Crop Solutions Corp. (the “Company”) announced today that the board of directors (the “Board”) of the Company and Mr. Enrique Lopez Lecube, Chief Financial Officer, have agreed to initiate a transition in the Company’s financial leadership.

Effective August 20, 2025, Mr. Lopez Lecube will step down from his appointment as Chief Financial Officer, and Scott Crocco, a member of the Board, will act solely to assist in managing the finance departments of the Company on an interim basis. The Company has initiated a market search for a new Chief Financial Officer.

During his tenure, Mr. Lopez Lecube has made significant contributions to the Company’s financial strategy and expansion. "On behalf of our Board, our Company, and personally, I would like to express our deepest gratitude to Enrique for his tenure with us. Enrique has been with Bioceres since before our public listing as Chief Financial Officer, and then as Board Member of the Company for over 6 years. He played a pivotal role in shaping our financial strategy and growth, including key milestones such as our IPO and our merger with Marrone Bio Innovations Inc.”, said Federico Trucco, the Company's Chief Executive Officer.

Mr. Lopez Lecube’s employment with the Company will end following a mutually agreed transition period, during which he will be available to assist with the transition process and ensure seamless handover of his responsibilities.

The Company is committed to maintaining its focus on improving its financial performance and delivering innovative solutions to the agricultural market.

EXPLANATORY NOTE

This Form 6-K, other than the third paragraph, the last clause of the fourth paragraph characterizing the seamless handover, and the fifth paragraph above, is incorporated by reference into the Company’s registration statement on Form F-3 (Registration No. 333-284195), Form S-8 (Registration Nos. 333-255635, 333-266333 and 333-271941).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOCERES CROP SOLUTIONS CORP.
(Registrant)

Dated: August 20, 2025	By:	/s/ Federico Trucco
	Name:	Federico Trucco
	Title:	Chief Executive Officer